UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
 Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

August 15, 2017
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Lombard Medical, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Commission File Number 001-36402

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N/A
 (Translation of Registrant’s Name into English)

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Cayman Islands (State or Other Jurisdiction of Incorporation or Organization)	3841 (Primary Standard Industrial Classification Code Number)	Not applicable (I.R.S. Employer Identification Number)

4 Trident Park
Didcot
Oxfordshire OX11 7HJ
United Kingdom
+44 20 1235 750800
 (Address, Including ZIP Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)
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Lombard Medical, Inc.
 4 Trident Park
Didcot
Oxfordshire OX11 7HJ
United Kingdom
 (Name, Address of Agent for Service)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
 Form 20-F [ X ] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Submission of Matters to a Vote of Security Holders.

On August 10, 2017, Lombard Medical, Inc. (the “Company”), held its 2017 Annual Meeting of Shareholders (the “Annual Meeting”). The number of shares represented at the Annual Meeting was 20,382,847, representing 72.92% of the 27,950,785 shares issued and outstanding that were entitled to vote on June 16, 2017, the record date for the Annual Meeting.

Three items of business were submitted to shareholders at the Annual Meeting. The voting results for each proposal are set forth below:

1.	Election of Directors. The director nominee listed below was duly elected at the Annual Meeting for a three-year term expiring in 2020 pursuant to the following votes:

Nominee	Votes For	Votes Against	Votes Abstained
Michael Carrel	19,441,181	26,197	159,920

2.	Adopt Financial Statements for 2016. The proposal to adopt the Company’s annual audited financial statements for the fiscal year ended December 31, 2016 was approved pursuant to the following votes:

Proposal	Votes For	Votes Against	Votes Abstained
Adopt Financial Statements	19,445,091	23,497	158,710

3.
Ratification of Independent Registered Public Accounting Firm. Baker Tilly Virchow Krause, LLP was ratified to serve as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2017 pursuant to the following votes:

Proposal	Votes For	Votes Against	Votes Abstained
Ratify Appointment of Public Accountant	20,205,141	18,897	158,809

No other matters were voted on at the Annual Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lombard Medical, Inc.

Date: August 15, 2017	By:	/s/ Kurt Lemvigh
Kurt Lemvigh
Chief Executive Officer